

April 30, 2012

Via Fax

Jonathan W. Grisham
Senior Vice President and Chief Financial Officer
Acadia Realty Trust
1311 Mamaroneck Avenue
Suite 260
White Plains, NY 10605

> **Re:** **Acadia Realty Trust**
> **Form 10-K**
> **Filed February 28, 2012**
> **File No. 001-12002**

Dear Mr. Grisham:

We have reviewed your response letter dated April 4, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 1. Business, page 4

Property Acquisitions, page 7

1.   We note your response to comment 6 of our letter dated March 15, 2012, in particular your statement regarding redevelopment activities specifically within the Self-Storage Portfolio. Our comment was intended to apply to all of your development costs, not just the self-storage portfolio. In future Exchange Act reports, disclose development costs per square foot, clarifying whether you have included leasing costs.

Item 2. Properties, page 22

2.   We note your response to comment 3 of our letter dated March 15, 2012. We reissue our comment. In future Exchange Act periodic reports, please include the impact of concessions, such as free rent, in your average effective annual rental per square foot.

Lease Expirations, page 29

3.   We note your response to comment 4 of our letter dated March 15, 2012. We reissue our comment. We note that you have a material amount of lease expirations for each of 2012, 2013, 2014, 2015 and 2016. We also note your disclosure of the annualized rental revenue of expiring leases. In future filings, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

Financial Statements

Notes to Consolidated Financial Statements

20. Earnings Per Common Share, page F-40

4.   We have considered your response to our prior comment 12. Please provide us with your calculation of earnings per share using the two class method for your unvested OP units and explain to us how you determined that this disclosure was not material.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202)551-3585 or Sonia Barros, Special Counsel at (202)551-3655 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief